UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated February 22, 2016: Ocean Rig UDW Inc. reports financial and operating results for the fourth quarter 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 24, 2017	By: /s/George Economou
George Economou
Chief Executive Officer

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS

                              FOR THE FOURTH QUARTER 2016

February 22, 2017, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

➢

  For the fourth quarter of 2016, the Company reported a net loss of $3,711.6 million, or $45.08 basic and diluted loss per share.

The fourth quarter 2016 results include an impairment loss of $3,751.2 million, or $45.56 per share, associated with the impairment of the book value of the Company’s drilling units.

➢

  The Company reported Adjusted EBITDA(1) of $242.7 million for the fourth quarter of 2016.

Recent Highlights

-

Fleet wide utilization for the fourth quarter of 2016 was 95.49%.

-

On February 6, 2017, the Company reached an agreement with Premier Oil and Noble Energy to settle the disputed invoices related to the contract of the Eirik Raude against a total payment of $25.0 million. This settles all claims by all parties.

-

On February 10, 2017, the Company reached an agreement with ConocoPhillips to terminate the contract of the Ocean Rig Athena. As part of the agreement, ConocoPhillips will pay a termination fee. The Ocean Rig Athena is presently en-route to its final lay-up location in Greece where the unit will be cold stacked.

Restructuring Update

The Company continues to explore and consider various strategic alternatives with its financial and legal advisors, which may include a possible restructuring of the Company’s debt. The Company expects that any comprehensive deleveraging plan is likely to result in significant dilution to current shareholders and potential losses for other financial stakeholders. If a consensual solution cannot be reached among all stakeholders, the Company will consider all available options including implementation of a restructuring plan through schemes of arrangement or under Chapter 11.

Financial Review: 2016 Fourth Quarter

The Company recorded net loss of $3,711.6 million, or $45.08 basic and diluted loss per share, for the three-month period ended December 31, 2016, as compared to a net loss of $174.4 million, or $1.26 basic and diluted loss per share, for the three-month period ended December 31, 2015.

Revenues decreased by $120.3 million to $355.4 million for the three-month period ended December 31, 2016, as compared to $475.7 million for the same period in 2015.

Drilling units’ operating expenses decreased to $93.7 million and total depreciation and amortization decreased to $82.3 million for the three-month period ended December 31, 2016, from $150.9 million and $95.1 million, respectively, for the three-month period ended December 31, 2015. Total general and administrative expenses increased to $35.0 million for the three-month period ended December 31, 2016 from $23.7 million for the three-month period ended December 31, 2015. The increase is mainly attributed to professional fees.

An impairment loss of $3,751.2 million was recognized for the three-month period ended December 31, 2016, as compared to $415.0 million for the three-month period ended December 31, 2015.

Interest and finance costs, net of interest income, decreased to $53.5 million for the three-month period ended December 31, 2016, compared to $68.2 million for the three-month period ended December 31, 2015.

Other

The Company will not host a conference call to discuss its unaudited financial and operating results for the quarter ended December 31, 2016.

Operating Fleet

The table below describes our operating fleet profile as of February 22, 2017:

Total backlog as of February 22, 2017 amounted to $ 1.5 billion.

Unit Leiv Eiriksson	Year built 2001	Redelivery Q3 – 17
Ocean Rig Corcovado	2011	Q2 – 18
Ocean Rig Poseidon	2011	Q3 - 17
Ocean Rig Mykonos	2011	Q1 – 18
Ocean Rig Skyros	2013	Q3 – 21

Note: The drilling units Eirik Raude, Ocean Rig Olympia, Ocean Rig Apollo, Ocean Rig Mylos and Ocean Rig Paros, have completed their preservation works and are currently cold stacked in Greece, remaining available for further employment. The drilling unit Ocean Rig Athena is presently en-route to its final lay-up location in Greece where the unit will be cold stacked.

5

Ocean Rig UDW Inc.

Financial Statements

Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

REVENUES:
Revenues	$475,727	$355,385	$1,748,200	$1,650,991

EXPENSES:
Drilling units operating expenses	150,932	93,655	582,122	454,329
Depreciation and amortization	95,119	82,287	362,587	334,155
Impairment loss	414,986	3,751,186	414,986	3,751,186
General and administrative expenses	23,667	34,985	100,314	103,961
Loss on sale of assets	5,177	25,274	5,177	25,274
Legal settlements and other, net	643	(915)	(2,591)	(8,720)
Operating (loss)/ income	(214,797)	(3,631,087)	285,605	(3,009,194)

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(68,205)	(53,500)	(270,537)	(223,532)
Gain from repurchase of senior notes	136,961	-	189,174	125,001
Gain/ (loss) on interest rate swaps	4,765	88	(11,513)	(4,388)
Other, net	357	(5,572)	(12,899)	(84)
Income taxes	(33,480)	(21,534)	(99,816)	(116,390)
Total other income/ (expenses), net	40,398	(80,518)	(205,591)	(219,393)

Net (loss) / income attributable to Ocean Rig UDW Inc.	$(174,399)	$(3,711,605)	$80,014	$(3,228,587)

Net (loss)/ income attributable to Ocean Rig UDW Inc. common stockholders	$(174,399)	$(3,711,605)	$78,839	$(3,228,587)

(Loss)/ Earnings per common share, attributable to common stockholders, basic and diluted	$(1.26)	$(45.08)	$0.57	$(33.30)
Weighted average number of common shares, basic and diluted	138,377,314	82,335,348	138,757,176	96,950,847

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Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	December 31, 2016

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$747,485	$772,966
Other current assets	500,637	324,307
Advances for drilling units under construction and related costs	394,852	545,469
Drilling units, machinery and equipment, net	6,336,892	2,438,292
Other non-current assets	40,354	7,834
Total assets	8,020,220	4,088,868

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt, net of deferred financing costs	4,328,468	3,887,773
Total other liabilities	416,987	202,566
Total stockholders’ equity/ (deficit)	3,274,765	(1,471)
Total liabilities and stockholders’ equity	$8,020,220	$4,088,868

SHARE COUNT DATA
Common stock issued	160,888,606	160,888,606
Less: Treasury stock	(22,222,222)	(78,301,755)
Common stock issued and outstanding	138,666,384	82,586,851

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings or loss before interest, taxes, depreciation and amortization, class survey costs,  impairment loss, loss on sale of assets, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income / (loss) to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016
Net income / (loss)	$(174,399)	$(3,711,605)	$80,014	$(3,228,587)

Add: Net interest expense	68,205	53,500	270,537	223,532
Add: Depreciation and amortization	95,119	82,287	362,587	334,155
Add: Income taxes	33,480	21,534	99,816	116,390
Add: Impairment loss	414,986	3,751,186	414,986	3,751,186
Add: (Gain)/ loss on interest rate swaps	(4,765)	(88)	11,513	4,388
Add: Loss on sale of assets	5,177	25,274	5,177	25,274
Add: Class survey costs	-	20,593	-	30,434
Less: Gain from repurchase of senior notes	(136,961)	-	(189,174)	(125,001)
Adjusted EBITDA	$300,842	$242,681	$1,055,456	$1,131,771

Summary Financials of Drill Rigs Holdings Inc.:

Unaudited	Year ended December 31, 2015[1]	Year ended December 31, 2016[1]
(Dollars in thousands)
Total assets[1]………………………………… parties t…………………………………	$1,269,109	$ 599,307
Total liabilities[1]…………………………….	838,675	832,831
Shareholders equity / (deficit)……………..	430,434	(233,524)
Total cash and cash equivalents……….…..	$43,339	$ 4,274

	Year ended December 31, 2015	Year ended December 31, 2016
(Dollars in thousands)
Total revenue………………………………	$ 407,830	$ 95,634
EBITDA..……………………….…………	$ (176,991)	$ (552,136)

EBITDA reconciliation of Drill Rigs Holdings Inc.:

(Dollars in thousands)	Year ended December 31,
	2015	2016
Net loss	$(336,823)	$(665,138)
Add: Net interest expense	58,616	55,548
Add: Depreciation and amortization	85,345	50,123
Add: Income taxes	15,871	7,331
EBITDA	$(176,991)	$(552,136)

Summary Financials of Drillships Financing Holding Inc.:

Unaudited	Year ended December 31, 2015[1]	Year ended December 31, 2016[1]
(Dollars in thousands)
Total assets[1]………………………………… parties t…………………………………	$4,406,802	$ 2,215,573
Total liabilities[1]…………………………….	1,918,742	1,875,031
Shareholders equity………….……………..	2,488,060	340,542
Total cash and cash equivalents……….…..	$155,945	$ 362,458

	Year ended December 31, 2015	Year ended December 31, 2016
(Dollars in thousands)
Total revenue………………………………	$ 533,182	$ 549,246
EBITDA..……………………….…………	$ 366,351	$ (1,742,107)

EBITDA reconciliation of Drillships Financing Holding Inc.:

(Dollars in thousands)	Year ended December 31,
	2015	2016
Net income / (loss)	$67,704	$(2,031,902)
Add: Net interest expense	127,408	118,164
Add: Depreciation and amortization	152,212	152,174
Add: Income taxes	19,027	19,457
EBITDA	$366,351	$(1,742,107)

Summary Financials of Drillships Ocean Ventures Inc.:

Unaudited	Year ended December 31, 2015[1]	Year ended December 31, 2016[1]
(Dollars in thousands)
Total assets[1]………………………………… parties t…………………………………	$2,257,523	$ 1,204,538
Total liabilities[1]…………………………….	2,018,976	1,533,294
Shareholders equity / (deficit)……………..	238,547	(328,756)
Total cash and cash equivalents……….…..	$4,226	$ 157,386

	Year ended December 31, 2015	Year ended December 31, 2016
(Dollars in thousands)
Total revenue………………………………	$ 500,355	$ 636,464
EBITDA..……………………….…………	$ 348,460	$ (530,311)

EBITDA reconciliation of Drillships Ocean Ventures Inc.:

(Dollars in thousands)	Year ended December 31,
	2015	2016
Net income / ( loss)	$151,861	$(750,743)
Add: Net interest expense	76,222	75,630
Add: Depreciation and amortization	97,714	98,154
Add: Income taxes	22,663	46,648
EBITDA	$348,460	$(530,311)

Summary Financials of Ocean Rig Investments Inc.:

Unaudited	Year ended December 31, 2015[1]	Year ended December 31, 2016[1]
(Dollars in thousands)
Total assets[1]………………………………… parties t…………………………………	$180,013	$ 180,638
Total liabilities[1]…………………..……….	1	3
Shareholders equity………….……………..	180,012	180,635
Total cash and cash equivalents……….…..	$180,010	$ 130,691

	Year ended December 31, 2015	Year ended December 31, 2016
(Dollars in thousands)
EBITDA..……………………….…………	$ (1)	$ (3)

EBITDA reconciliation of Ocean Rig Investments Inc.:

(Dollars in thousands)	Year ended December 31,
	2015	2016
Net income	$2	$623
Add: Interest income	(3)	(626)
EBITDA	$(1)	$(3)

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York) Tel. 212-661-7566

E-mail: oceanrig@capitallink.com